Exhibit 99.2

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Rules 4.7.3 and 4.10.31

Appendix 4G

Key to Disclosures

Corporate Governance Council Principles and Recommendations

Introduced 01/07/14 Amended 02/11/15

Name of entity
Mesoblast Limited
ABN / ARBN	Financial year ended:
109 431 870	30 June 2018

Our corporate governance statement2 for the above period above can be found at:3

☐These pages of our annual report:

☒This URL on our website: www.mesoblast.com/company/corporate-governance

The Corporate Governance Statement is accurate and up to date as at 30 October 2018 and has been approved by the board.

The annexure includes a key to where our corporate governance disclosures can be located.

Date: 30 October 2018

Name of Director or Secretary authorising

lodgement: Charlie Harrison

1 Under Listing Rule 4.7.3, an entity must lodge with ASX a completed Appendix 4G at the same time as it lodges its annual report with ASX.

Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The corporate governance statement must disclose the extent to which the entity has followed the recommendations set by the ASX Corporate Governance Council during the reporting period. If the entity has not followed a recommendation for any part of the reporting period, its corporate governance statement must separately identify that recommendation and the period during which it was not followed and state its reasons for not following the recommendation and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period.

Under Listing Rule 4.7.4, if an entity chooses to include its corporate governance statement on its website rather than in its annual report, it must lodge a copy of the corporate governance statement with ASX at the same time as it lodges its annual report with ASX. The corporate governance statement must be current as at the effective date specified in that statement for the purposes of rule 4.10.3.

2 “Corporate governance statement” is defined in Listing Rule 19.12 to mean the statement referred to in Listing Rule 4.10.3 which discloses the extent to which an entity has followed the recommendations set by the ASX Corporate Governance Council during a particular reporting period.

3 Mark whichever option is correct and then complete the page number(s) of the annual report, or the URL of the web page, where the entity’s corporate governance statement can be found. You can, if you wish, delete the option which is not applicable.

Throughout this form, where you are given two or more options to select, you can, if you wish, delete any option which is not applicable and just retain the option that is applicable. If you select an option that includes “OR” at the end of the selection and you delete the other options, you can also, if you wish, delete the “OR” at the end of the selection.

+ See chapter 19 for defined terms
2 November 2015	Page 1

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

annexure – key to corporate governance disclosures Corporate governance council recommendation we have followed the recommendation in full for the whole of the Period above. We have disclosed … We have not followed the recommendation in full for the whole Of the period above. We have disclosed 4 principle 1 – lay solid foundations for management and oversight 1.1 a listed entity should disclose: (a) the respective roles and responsibilities of its board and Management; and (b) those matters expressly reserved to the board and those Delegated to management. The fact that we follow this recommendation: ☒ in our corporate governance statement or ☐ at [insert location] … and information about the respective roles and responsibilities of Our board and management (including those matters expressly Reserved to the board and those delegated to management): ☒ at: Www.mesoblast.com/company/corporate-governance/role-andcomposition- Of-the-board ☐ an explanation why that is so in our corporate governance Statement or ☐ we are an externally managed entity and this recommendation Is therefore not applicable 1.2 a listed entity should: (a) undertake appropriate checks before appointing a person, or Putting forward to security holders a candidate for election, As a director; and (b) provide security holders with all material information in its Possession relevant to a decision on whether or not to elect Or re-elect a director. The fact that we follow this recommendation: ☒ in our corporate governance statement or ☐ at [insert location] ☐ an explanation why that is so in our corporate governance Statement or ☐ we are an externally managed entity and this recommendation Is therefore not applicable 1.3 a listed entity should have a written agreement with each director And senior executive setting out the terms of their appointment. The fact that we follow this recommendation: ☒ in our corporate governance statement or ☐ at [insert location] ☐ an explanation why that is so in our corporate governance Statement or ☐ we are an externally managed entity and this recommendation Is therefore not applicable 1.4 the company secretary of a listed entity should be accountable Directly to the board, through the chair, on all matters to do with the Proper functioning of the board. The fact that we follow this recommendation: ☒ in our corporate governance statement or ☐ at [insert location] ☐ an explanation why that is so in our corporate governance Statement or ☐ we are an externally manage 4 if you have followed all of the council’s recommendations in full for the whole of the period above, you can, if you wish, delete this column from the form and re-format it.

+ See chapter 19 for defined terms
2 November 2015	Page 2

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation We have followed the recommendation in full for the whole of the period above. We have disclosed We have NOT followed the recommendation in full for the whole of the period above. We have disclosed 4 1.5 A listed entity should: (a) have a diversity policy which includes requirements for the board or a relevant committee of the board to set measurable objectives for achieving gender diversity and to assess annually both the objectives and the entity’s progress in achieving them; (b) disclose that policy or a summary of it; and (c) disclose as at the end of each reporting period the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with the entity’s diversity policy and its progress towards achieving them and either: (1) the respective proportions of men and women on the board, in senior executive positions and across the whole organisation (including how the entity has defined “senior executive” for these purposes); or (2) if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act. the fact that we have a diversity policy that complies with paragraph (a): ☒ in our Corporate Governance Statement OR ☐ at [insert location] and a copy of our diversity policy or a summary of it: ☒ at [insert location] www.mesoblast.com/images/pdf/DiversityPolicy.pdf … and the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with our diversity policy and our progress towards achieving them: ☒ in our Corporate Governance Statement OR ☐ at [insert location] and the information referred to in paragraphs (c)(1) or (2): ☒ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 1.6 A listed entity should: (a) have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and (b) disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process. the evaluation process referred to in paragraph (a): ☒ in our Corporate Governance Statement OR ☐ at [insert location] … and the information referred to in paragraph (b): ☒ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 1.7 A listed entity should: (a) have and disclose a process for periodically evaluating the performance of its senior executives; and (b) disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process. the evaluation process referred to in paragraph (a): ☒ in our Corporate Governance Statement OR ☐ at [insert location] and the information referred to in paragraph (b): ☒ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

+ See chapter 19 for defined terms
2 November 2015	Page 3

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation We have followed the recommendation in full for the whole of the period above. We have disclosed We have NOT followed the recommendation in full for the whole of the period above. We have disclosed 4 PRINCIPLE 2 - STRUCTURE THE BOARD TO ADD VALUE 2.1 The board of a listed entity should: (a) have a nomination committee which: (1) has at least three members, a majority of whom are independent directors; and (2) is chaired by an independent director, and disclose: (3) the charter of the committee; (4) the members of the committee; and (5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively. [If the entity complies with paragraph (a):] the fact that we have a nomination committee that complies with paragraphs (1) and (2): ☒ in our Corporate Governance Statement OR ☐ at [insert location] and a copy of the charter of the committee: ☒ at: www.mesoblast.com/company/corporate-governance/boardcommittees- and-charters and the information referred to in paragraphs (4) and (5): ☒ in our Corporate Governance Statement OR ☐ at [insert location] [If the entity complies with paragraph (b):] the fact that we do not have a nomination committee and the processes we employ to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively: ☐ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 2.2 A listed entity should have and disclose a board skills matrix setting out the mix of skills and diversity that the board currently has or is looking to achieve in its membership. our board skills matrix: ☒ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

+ See chapter 19 for defined terms
2 November 2015	Page 4

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation We have followed the recommendation in full for the whole of the period above. We have disclosed We have NOT followed the recommendation in full for the whole of the period above. We have disclosed 4 2.3 A listed entity should disclose: (a) the names of the directors considered by the board to be independent directors; (b) if a director has an interest, position, association or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position, association or relationship in question and an explanation of why the board is of that opinion; and (c) the length of service of each director. the names of the directors considered by the board to be independent directors: ☒ in our Corporate Governance Statement OR ☐ at [insert location] and, where applicable, the information referred to in paragraph (b): ☒ in our Corporate Governance Statement OR ☐ at [insert location] and the length of service of each director: ☒ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement 2.4 A majority of the board of a listed entity should be independent directors. the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 2.5 The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity. the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 2.6 A listed entity should have a program for inducting new directors and provide appropriate professional development opportunities for directors to develop and maintain the skills and knowledge needed to perform their role as directors effectively. the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable PRINCIPLE 3 – ACT ETHICALLY AND RESPONSIBLY 3.1 A listed entity should: (a) have a code of conduct for its directors, senior executives and employees; and (b) disclose that code or a summary of it. our code of conduct or a summary of it: ☒ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement

+ See chapter 19 for defined terms
2 November 2015	Page 5

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation We have followed the recommendation in full for the whole of the period above. We have disclosed We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …4 PRINCIPLE 4 – SAFEGUARD INTEGRITY IN CORPORATE REPORTING 4.1 The board of a listed entity should: (a) have an audit committee which: (1) has at least three members, all of whom are nonexecutive directors and a majority of whom are independent directors; and (2) is chaired by an independent director, who is not the chair of the board, and disclose: (3) the charter of the committee; (4) the relevant qualifications and experience of the members of the committee; and (5) in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner. [If the entity complies with paragraph (a):] the fact that we have an audit committee that complies with paragraphs (1) and (2): ☒ in our Corporate Governance Statement OR ☐ at [insert location] and a copy of the charter of the committee: ☒ at www.mesoblast.com/company/corporate-governance/boardcommittees- and-charters and the information referred to in paragraphs (4) and (5): ☒ in our Corporate Governance Statement OR ☐ at [insert location] [If the entity complies with paragraph (b):] the fact that we do not have an audit committee and the processes we employ that independently verify and safeguard the integrity of our corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner: ☐ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement 4.2 The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively. … the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement

+ See chapter 19 for defined terms
2 November 2015	Page 6

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations Corporate Governance Council recommendation We have followed the recommendation in full for the whole of the period above. We have disclosed We have NOT followed the recommendation in full for the whole of the period above. We have disclosed 4 4.3 A listed entity that has an AGM should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit.  the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity that does not hold an annual general meeting and this recommendation is therefore not applicable PRINCIPLE 5 – MAKE TIMELY AND BALANCED DISCLOSURE 5.1 A listed entity should: (a) have a written policy for complying with its continuous disclosure obligations under the Listing Rules; and (b) disclose that policy or a summary of it. our continuous disclosure compliance policy or a summary of it: ☒ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement PRINCIPLE 6 – RESPECT THE RIGHTS OF SECURITY HOLDERS 6.1 A listed entity should provide information about itself and its governance to investors via its website. information about us and our governance on our website: ☒ at: www.mesoblast.com/company/corporate-governance ☐ an explanation why that is so in our Corporate Governance Statement 6.2 A listed entity should design and implement an investor relations program to facilitate effective two-way communication with investors. the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement 6.3 A listed entity should disclose the policies and processes it has in place to facilitate and encourage participation at meetings of security holders. our policies and processes for facilitating and encouraging participation at meetings of security holders: ☒ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity that does not hold periodic meetings of security holders and this recommendation is therefore not applicable 6.4 A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically. … the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement + See chapter 19 for defined terms 2 November 2015 Page 7

+ See chapter 19 for defined terms
2 November 2015	Page 7

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation We have followed the recommendation in full for the whole of the period above. We have disclosed We have NOT followed the recommendation in full for the whole of the period above. We have disclosed 4 PRINCIPLE 7 – RECOGNISE AND MANAGE RISK 7.1 The board of a listed entity should: (a) have a committee or committees to oversee risk, each of which: (1) has at least three members, a majority of whom are independent directors; and (2) is chaired by an independent director, and disclose: (3) the charter of the committee; (4) the members of the committee; and (5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework. [If the entity complies with paragraph (a):] … the fact that we have a committee or committees to oversee risk that comply with paragraphs (1) and (2): ☒ in our Corporate Governance Statement OR ☐ at [insert location] and a copy of the charter of the committee: ☒ at: www.mesoblast.com/company/corporate-governance/boardcommittees- and-charters and the information referred to in paragraphs (4) and (5): ☒ in our Corporate Governance Statement OR ☐ at [insert location] [If the entity complies with paragraph (b):] the fact that we do not have a risk committee or committees that satisfy (a) and the processes we employ for overseeing our risk management framework: ☐ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement 7.2 The board or a committee of the board should: (a) review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound; and (b) disclose, in relation to each reporting period, whether such a review has taken place. the fact that board or a committee of the board reviews the entity’s risk management framework at least annually to satisfy itself that it continues to be sound: ☒ in our Corporate Governance Statement OR ☐ at [insert location] … and that such a review has taken place in the reporting period covered by this Appendix 4G: ☒ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement

+ See chapter 19 for defined terms
2 November 2015	Page 8

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation We have followed the recommendation in full for the whole of the period above. We have disclosed We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …4 7.3 A listed entity should disclose: (a) if it has an internal audit function, how the function is structured and what role it performs; or (b) if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its risk management and internal control processes. [If the entity complies with paragraph (a):] how our internal audit function is structured and what role it performs: ☐ in our Corporate Governance Statement OR ☐ at [insert location] [If the entity complies with paragraph (b):] the fact that we do not have an internal audit function and the processes we employ for evaluating and continually improving the effectiveness of our risk management and internal control processes: ☒ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement 7.4 A listed entity should disclose whether it has any material exposure to economic, environmental and social sustainability risks and, if it does, how it manages or intends to manage those risks. whether we have any material exposure to economic, environmental and social sustainability risks and, if we do, how we manage or intend to manage those risks: ☒ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement

+ See chapter 19 for defined terms
2 November 2015	Page 9

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation We have followed the recommendation in full for the whole of the period above. We have disclosed We have NOT followed the recommendation in full for the whole of the period above. We have disclosed 4 PRINCIPLE 8 – REMUNERATE FAIRLY AND RESPONSIBLY 8.1 The board of a listed entity should: (a) have a remuneration committee which: (1) has at least three members, a majority of whom are independent directors; and (2) is chaired by an independent director, and disclose: (3) the charter of the committee; (4) the members of the committee; and (5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive. [If the entity complies with paragraph (a):] the fact that we have a remuneration committee that complies with paragraphs (1) and (2): ☒ in our Corporate Governance Statement OR ☐ at [insert location] and a copy of the charter of the committee: ☒ at: www.mesoblast.com/company/corporate-governance/boardcommittees- and-charters and the information referred to in paragraphs (4) and (5): ☒ in our Corporate Governance Statement OR ☐ at [insert location] [If the entity complies with paragraph (b):] the fact that we do not have a remuneration committee and the processes we employ for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive: ☐ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 8.2 A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives. … separately our remuneration policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives: ☒ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

+ See chapter 19 for defined terms
2 November 2015	Page 10

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation We have followed the recommendation in full for the whole of the period above. We have disclosed … We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …4 8.3 A listed entity which has an equity-based remuneration scheme should: (a) have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and (b) disclose that policy or a summary of it. … our policy on this issue or a summary of it: ☒ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we do not have an equity-based remuneration scheme and this recommendation is therefore not applicable OR ☐ we are an externally managed entity and this recommendation is therefore not applicable ADDITIONAL DISCLOSURES APPLICABLE TO EXTERNALLY MANAGED LISTED ENTITIES - Alternative to Recommendation 1.1 for externally managed listed entities: The responsible entity of an externally managed listed entity should disclose: (a) the arrangements between the responsible entity and the listed entity for managing the affairs of the listed entity; (b) the role and responsibility of the board of the responsible entity for overseeing those arrangements. … the information referred to in paragraphs (a) and (b): ☐ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement - Alternative to Recommendations 8.1, 8.2 and 8.3 for externally managed listed entities: An externally managed listed entity should clearly disclose the terms governing the remuneration of the manager. … the terms governing our remuneration as manager of the entity: ☐ in our Corporate Governance Statement OR ☐ at [insert location] ☐ an explanation why that is so in our Corporate Governance Statement

+ See chapter 19 for defined terms
2 November 2015	Page 11

Corporate Governance Statement

Mesoblast Limited (the Company or Mesoblast) and its Board of Directors (the Board) are committed to implementing and achieving an effective corporate governance framework to ensure that the Company is managed effectively and in an honest and ethical way.

A description of the Company and its controlled entities’ (together, the Group) corporate governance practices are set out below. All of these practices, unless otherwise stated, were in practice for the entire year and are in compliance with the ASX Corporate Governance Principles and Recommendations, third edition (the ASXCGPR). The following report is structured to align with the principles set out in the ASXCGPR.

The information in this statement is current as at  30 October 2018 and has been approved by the Board. This statement includes cross references to the Company’s charters, policies and codes, relevant copies or summaries of which are available in the Corporate Governance section of the Company’s website, www.mesoblast.com. Further, this statement should be read in conjunction with the Directors’ Report, the Remuneration Report and the Financial Report for the financial year ended 30 June 2018 as these reports also contain information required to be included by the ASXCGPR. The Directors’ Report can be found at Part 1 on the Form 20-F contained within our Annual Report (principally Item 4.B and Item 5.A), the Remuneration Report can be found at Item 6 of the Form 20-F contained within the 2018 Annual Report, and the Financial Report can be found at Item 18 of Form 20-F contained within the 2018 Annual Report.

PRINCIPLE 1.

LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

ROLE OF THE BOARD

The Board of Directors is primarily responsible for setting the strategic direction and corporate governance of the Group, and for overseeing the management and operations of the Group. In particular, the principal roles and responsibilities of the Board are to:

•	facilitate accountability to the Group and its shareholders;
•	ensure timely reporting to shareholders;
•	provide strategic guidance to management including contributing to the development and review of the corporate strategy;
•	oversee management of the Group and ensure there are effective management processes in place;
•	appoint, if necessary remove, and monitor the performance of the Chief Executive;
•	monitor:
–	organizational performance and the achievement of the Group’s strategic goals and objectives;
–	financial performance including approval of the annual, half-year and quarterly financial reports and liaison with the Company’s auditors;
–	progress of major capital expenditures and other significant corporate projects including any acquisitions or divestments;
–	compliance with the Group’s corporate governance policies and procedures;
–	progress in relation to the Group’s diversity objectives and compliance with its diversity policy;
•	review and approve business plans, the annual budget and financial plans including available resources and major capital raising or expenditure initiatives;
•	approve major corporate initiatives;
•	enhance and protect the reputation of the Group;
•	oversee the operation of the Group’s system for compliance and risk management; and
•	ensure appropriate resources are available to senior management.

The Board operates in accordance with the broad principles set out in its charter, which provides a framework for its effective operation. The charter specifically addresses the following:

•	role, authority and responsibilities of the Board;
•	Board committees;
•	composition of the Board and the election of the Chair;

Mesoblast Limited Corporate Governance Statement 2018 1

•	Directors’ rights and duties;
•	responsibilities of and delegations to management;
•	performance of the Board; and
•	role of the Company Secretary.

A summary of the charter is available at www.mesoblast.com.

BOARD SUB-COMMITTEES

The Board has delegated specific authority to two sub-committees. These committees are the Audit and Risk Committee and the Nomination and Remuneration Committee. The Company previously had a separate Science and Technology Committee but it has been determined that it is appropriate that the function of  this Committee (reviewing the Company’s strategic direction and investment with regard to research and development and technology) be retained within the Board as a whole.

Further details on the Nomination and Remuneration Committee and Audit and Risk Committee are at Principle 2 and Principle 4 of this statement, respectively.

ROLE OF MANAGEMENT

Day to day management of the Group’s operations and the implementation of the corporate strategy and policy initiatives are delegated by the Board to the Chief Executive and the executive team.

Specific limits of authority delegated to the Chief Executive and senior executive team are outlined in a formal delegation of authority policy, which has been approved by the Board.

DIRECTOR SELECTION AND APPOINTMENT

The Company conducts appropriate checks before it appoints a person or puts forward to shareholders a new candidate for election as a Director. These include checks as to the person’s character, experience, education, criminal record, bankruptcy history, probity and any other relevant matters.

The Company also provides shareholders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a Director in the notice of meeting provided to shareholders. This includes information relevant for shareholders to be able to assess the Director’s skills and competencies, industry experience, time commitments and other relevant information in their consideration of that election. Directors eligible for election are also invited to address the meeting and provide details of the relevant qualifications, experience and skills they will bring to the Board.

Formal letters of appointment are issued to all incoming new Directors setting out the Company’s expectations, their responsibilities and rights and the terms and conditions of their engagement.

COMPANY SECRETARY

The Company Secretary is accountable directly to the Board, through the Chair, on all matters to do with the proper functioning of the Board. The Company Secretary assists the Board in its effectiveness by ensuring that Board policy and procedures are followed and coordinating the timely completion and dispatch of the Board agenda and supporting papers.

The Directors have direct access to the Company Secretary and regularly communicate through email, by telephone and in in-person meetings.

DIVERSITY

The Group values diversity and recognizes the benefits it can bring to the organization’s ability to achieve its goals. Diversity can lead to a competitive advantage through broadening the talent pool for recruitment of high quality employees, by encouraging innovation and improving a corporation’s professionalism and reputation. Accordingly, the Group is committed to promoting diversity within the organization and has adopted a formal policy outlining the Group’s diversity objectives. It includes requirements for the Board to establish measurable objectives for achieving diversity and for the Board to annually assess the objectives, and the Group’s progress in achieving these objectives.

A copy of the diversity policy is available at www.mesoblast.com.

With respect to gender diversity, the Group has set the following objectives:

1)	aim to increase the number of women on the Board of Directors as vacancies arise and circumstances permit;
2)	aim to increase the number of women who hold senior executive positions as vacancies arise and circumstances permit; and
3)	ensure the opportunity exists for equal gender participation in all levels of professional development programs.

The following table reports the Group’s progress towards achieving its gender diversity objectives for points one and two above. In regard to point three, the Group did ensure that an equal opportunity existed for gender participation in all levels of professional development programs during the year. For completeness, as at 30 June 2018 the Company had 80 employees, of which 47 (59%) were female.

Category	Number of women as at 30 June 2018	Number of women as at 30 June 2017	Increase/ (Decrease)
– on the Board of Directors*	–	–	–
– Senior executive positions**	4	3	1

*	Ms Shawn Cline Tomasello was appointed to the Board on 11 July 2018 so as of the date of this report, the Company has one female director.

** A senior executive position is one held by an executive who reports directly to the Chief Executive.

The Board has delegated the responsibility for reviewing and reporting on diversity, specifically gender diversity, to the Nomination and Remuneration Committee.

2 Mesoblast Limited Corporate Governance Statement 2018

BOARD PERFORMANCE EVALUATION

The performance of the Board is reviewed periodically. A copy of the Group’s performance evaluation process for the Board, its committees, individual Directors and senior management is available at www.mesoblast. com. A Board evaluation process including an evaluation of individual non-executives and the Board committees was undertaken during the 2018 financial year. This review encompassed feedback on the Chair and individual non-executive Directors as well as consideration of Board succession planning, diversity, and the breadth and sufficiency of skills represented on the Board. At that time, the results confirmed that the Board continues to function in an appropriate manner. Results of the review were reported back to the Board.

The Board also carries out informal performance monitoring sessions at each in-person meeting of the Board. In addition, Directors are encouraged to raise any issues of concern regarding the performance of the Board, Board committees or individual Directors with the Chair, or if the concern relates to the Chair, with the Chair of the Audit and Risk Committee.

SENIOR EXECUTIVE PERFORMANCE EVALUATION

The process for assessing performance of the Chief Executive and the senior executive team is described  in the Remuneration Report. A performance evaluation for senior executives, which accords with the process described in the Remuneration Report, was undertaken during the 2018 financial year.

PRINCIPLE 2.

STRUCTURE THE BOARD TO ADD VALUE

NOMINATION AND REMUNERATION COMMITTEE

The Board has established a Nomination and Remuneration Committee to assist it in the discharge of its responsibilities. The main responsibilities of the committee are to:

•	conduct reviews of the membership of the Board having regard to present and future needs of the Company and to make recommendations on Board composition, appointments and reappointments;
•	conduct reviews of and determine the independence of each Director;
•	propose candidates for Board vacancies;
•	oversee annual executive performance evaluations, including recommendations for long and short term incentive grants as well as pay reviews;
•

oversee Board succession, including the succession of the Chair, and review whether succession plans are in place to maintain an appropriately balanced mix of skills, experience and diversity on the Board;

•	manage the processes in relation to meeting Board diversity objectives;
•	oversee senior management succession plans; and
•	assess the effectiveness of the Board induction process.

The Nomination and Remuneration Committee operates in accordance with its charter which sets out its roles and responsibilities, composition, structure and membership requirements.

A summary of the Nomination and Remuneration Committee charter is available at www.mesoblast.com.

The following three independent Directors are the members of the Nomination and Remuneration Committee:

Name	Position held during the year
Donal O’Dwyer	Independent chair
Michael Spooner	Independent member
Brian Jamieson	Independent member

The details of the meetings attended by each member of the Nomination and Remuneration Committee during the 2018 financial year are set out in Item 6.A of Form 20-F contained within our Annual Report.

BOARD SKILLS MATRIX

The Company has developed a skills matrix setting out the mix of skills and diversity that the Board currently has or is looking to achieve in its membership. The skills matrix helps to identify any gaps in the collective skills of the Board that can then be addressed through professional development initiatives for Directors and in Board succession planning.

The skills and experience the Board has, and continues

to add to its membership, are in the areas of, but not

limited to:

•	Industry experience: pharmaceutical/ biotechnology product development – substantial experience in the drug investigation, testing and development process;
•

Industry experience: pharmaceutical/biotechnology commercialization and regulatory - substantial experience in the drug commercialization process including clinical trials and path to regulatory and pricing approval;

•	Industry experience: pharmaceutical/biotechnology manufacturing and supply – substantial experience in the global manufacturing, quality control and supply of approved pharmaceutical products;

•	Executive management and leadership – substantial experience in managing and leading organizations at senior executive and board levels;
•	Global business/commercial experience – substantial experience in senior executive roles for businesses operating across multiple global locations;
•	Strategy – substantial experience in the development and implementation of strategic direction and plans to deliver investor returns over time;
•	Corporate financing, mergers and acquisitions – substantial experience in capital raisings, mergers and acquisitions of companies and complementary technologies;
•	Financial and risk management – expertise and experience in audit, financial accounting and reporting, internal controls, financial disclosure and industry taxation;

Mesoblast Limited Corporate Governance Statement 2018 3

•	Human resources – substantial experience in stakeholder management, oversight of remuneration, incentives, equity programs, benefits, employment contracts and workplace health and safety; and
•	Corporate governance – substantial experience in public entity disclosure, management oversight and inquiry, listing rules and compliance.

The Board has also added the following desired skills and experience to its skills matrix:

•	Medical/healthcare leadership: substantial leadership experience in healthcare organizations and/or integrated healthcare delivery.

Each of these skills is well represented on our Board.

INDEPENDENT DIRECTORS

With the exception of our Chief Executive, the Board is comprised of independent Directors, namely Mr Brian Jamieson, Mr William Burns, Mr Donal O’Dwyer, Dr Eric Rose, Mr Michael Spooner, Dr Ben-Zion Weiner (resigned 18 June 2018), Mr Joseph R. Swedish (appointed 18 June 2018) and Ms Shawn Cline Tomasello (appointed 11 July 2018).

A Director is considered independent if he or she is a non-executive Director and is free of any interest, position, association or relationship that might influence, or reasonably be perceived to influence, in a material respect his or her capacity to bring an independent judgement to bear on issues before the Board. The Board considers the factors set out in the ASXCGPR and outlined below when assessing the independence of each non-executive Director, being whether the Director:

•	is, or has been, employed in an executive capacity by the Group and there has not been a period of at least three years between ceasing such employment and serving on the Board;
•	is, or has within the last three years been, a partner, director or senior employee of a provider of material professional services or consultant to the Group;
•	is, or has been within the last three years, in a material business relationship (eg, as a supplier or customer) with the Group, or an officer of, or otherwise associated with, someone in such a relationship;

•

holds 5% or more of the votes attaching to Mesoblast shares (that is, a substantial shareholder) or has been a substantial shareholder of the Company or an officer of, or otherwise associated with, a substantial shareholder of the Company;

•	has a material contractual relationship with the Group other than as a Director;
•	has close family ties with any person who falls within any of the categories described above; or
•	has been a Director of the Company for such a period that his or her independence may have been compromised.

The Board at least annually assesses the independence of its non-executive Directors. To enable this assessment of independence, the Company maintains a conflicts of interest register, and the Directors must provide all information that may be relevant to the assessment.

As part of its annual assessment of independence for 2018, the Board gave specific consideration to:

•	the independence of Mr Jamieson with a tenure on the Board of 10 years and 7 months as at 30 June 2018;
•

the independence of Mr Spooner, who performed the role of Executive Chair from August 2005 to November 2007, at which time he resigned but remained a Director of the Board, and also due to Mr Spooner having a tenure of 13 years and 9 months as at 30 June 2018 (with 10 years and 7 months as a non-executive Director); and

•	the independence of Mr O’Dwyer with a tenure on the Board of 13 years and 9 months as at 30 June 2018.

With respect to Mr Spooner’s former role as Executive Chair and his continuation on the Board, the Board maintains the view that he remains an independent Director on the basis that the Group has significantly expanded its operations since he held an executive role more than ten years ago.

With respect to Mr Jamieson, Mr Spooner and Mr O’Dwyer’s tenure on the Board, the Board considers each of these Directors to be independent Directors on the basis that each continues to bring valuable expertise, independent judgement and has not formed associations with management or others that might compromise their ability to fulfil their role as an independent Director.

CHAIR

The Chair is responsible for leading the Board and for the efficient organization and conduct of the Board.

The role of the Chair more specifically is to ensure Directors are properly briefed in all matters relevant  to their role and responsibilities, to facilitate Board discussions and to manage the Board’s relationship with the Chief Executive and executive team. In accepting the position, the Chair has acknowledged that it will require a significant time commitment and has confirmed that other positions held will not hinder his effective performance in the role of Chair. The Chair of the Board, Mr Brian Jamieson, is considered an independent Director.

TERM OF OFFICE

The Company’s constitution specifies that no Director, except the Chief Executive, may hold office for a period in excess of three years, or beyond the third Annual General Meeting following the Director’s election, whichever is the longer, without submitting himself or herself for re-election.

Additionally, at every Annual General Meeting one-third of the previously-elected Directors, and if their number is not a multiple of three, then the number nearest to, but not exceeding one third, must retire from office and are eligible for re-election.

4 Mesoblast Limited Corporate Governance Statement 2018

The term in office held by each Director in office as at 30 June 2018 is as follows:*

Director	Term as director	Position held at 30 June 2018
Brian Jamieson	10 years 7 months	Independent chair
William Burns	4 years 3 months	Independent vice-chair
Silviu Itescu	14 years	Executive director
Donal O’Dwyer	13 years 9 months	Independent director
Michael Spooner	13 years 9 months	Independent director
Ben-Zion Weiner**	6 years 1 month	Independent director
Eric Rose	5 years 2 months	Independent director
Joseph Swedish***	2 weeks	Independent director

*	Ms Shawn Tomasello was appointed on 11 July 2018.

** Dr Ben-Zion Weiner resigned on 18 June 2018.

*** Mr Joseph Swedish was appointed on 18 June 2018.

BOARD INDUCTION AND PROFESSIONAL DEVELOPMENT

All new Directors participate in an informal induction program which covers the operation of the Board and its committees, and an overview of the Group’s core programs, key strategy, financial and relevant operational documents. The induction also includes meetings with existing Directors and senior executives to ensure all relevant and material information is explained thoroughly. The induction provided to new Directors enables them to actively participate in Board decision- making as soon as possible.

The Board encourages Directors to identify and participate in continuing education. The Board actively assesses relevant conferences and presentations that are appropriate for them to attend, particularly in the fi of regenerative medicine, to heighten their understanding of the Group’s core technologies and industry.

PRINCIPLE 3.

ACT ETHICALLY AND RESPONSIBLY

CODE OF CONDUCT

As part of its commitment to recognizing the legitimate interests of stakeholders, the Group has established a code of conduct to guide all Directors and employees in respect of ethical and compliant behaviour expected by the Group. In summary, the code requires that at all times all Company personnel act with the utmost integrity, objectivity and in compliance with the law and Company policies. More specifically, the code of conduct covers the following:

•	conflicts of interest;
•	confidentiality;
•	fair dealing;
•	protection of assets;
•	compliance with laws and regulations;
•	reporting violations of the code;
•	security trading; and
•	commitments to stakeholders.

A copy of the code of conduct can be found at www.mesoblast.com. The code of conduct was reviewed and updated during the 2016 financial year.

In addition, the Company has introduced a separate policy regarding reporting of complaints and concerns by Mesoblast personnel.

PRINCIPLE 4.

SAFEGUARD INTEGRITY IN FINANCIAL

REPORTING

AUDIT AND RISK COMMITTEE

The Board has established an Audit and Risk Committee to which it has delegated the responsibility for ensuring that an effective internal control framework exists within the Group. The main responsibilities of the Audit and Risk Committee with respect to financial reporting are to:

•	review and assess the annual financial report, the half-year financial report, the Company’s quarterly accounts and all other financial information published by the Company or released to the market;
•	recommend to the Board the appointment, removal and remuneration of the external auditors, and review the terms of their engagement, the scope and quality of the audit and assess performance;
•	consider the independence and competence of the external auditor on an ongoing basis;
•	review and approve the level of non-audit services provided by the external auditors and ensure it does not adversely impact on auditor independence;
•	review and monitor related party transactions;
•	oversee the effective operation of the risk management framework;
•	oversee and review the Company’s policies, including the policy regarding reporting of complaints and concerns by Mesoblast personnel;
•	assist the Board in reviewing the effectiveness of the

organization’s internal control environment covering:

–	effectiveness and efficiency of operations and business processes;
–	safeguarding of assets
–	reliability of financial reporting and maintaining proper accounting records;
–	compliance with applicable laws and regulations; and
•	report to the Board on matters relevant to the committee’s role and responsibilities.

In fulfilling its responsibilities, the Audit and Risk Committee:

•	receives regular reports from management and the external auditors;

Mesoblast Limited Corporate Governance Statement 2018 5

•	meets with the external auditors at least four times a year, or more frequently if necessary;
•	reviews the processes which the Chief Executive and Chief Financial Officer have in place to support their certifications to the Board;
•	reviews any significant disagreements between the auditors and management, irrespective of whether they have been resolved; and
•

provides the external auditors with a clear line of direct communication at any time to either the Chair of the Audit and Risk Committee or the Chair of the Board. The Audit and Risk Committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

The Audit and Risk Committee operates under a formal charter approved by the Board which sets out the committee’s role and responsibilities, composition, structure and membership requirements and the procedures for inviting non-committee members to attend meetings. A full copy of the Audit and Risk Committee charter, which was reviewed during the reporting year, can be found at www.mesoblast.com.

The following three independent Directors are the members of the Audit and Risk Committee:

Name	Position held during the year
Michael Spooner	Independent member
Brian Jamieson	Independent member
Donal O’Dwyer	Independent chair

All of the Directors are financially literate and two of the members, Michael Spooner and Brian Jamieson, have accounting qualifications. Additionally, Michael Spooner and Donal O’Dwyer have valuable and relevant industry experience having served in the healthcare industry in senior positions for a number of years. The details of the meetings attended by each member of the Audit and Risk Committee during the 2018 financial year are set out in Item 6.A of Form 20-F contained within our Annual Report.

CHIEF EXECUTIVE AND CHIEF FINANCIAL OFFICER DECLARATION

The integrity of the Company’s financial reporting depends upon the existence of a sound system of risk oversight and management and internal control.

Management accountability for this is enhanced by the assurances it is required to give to the Board.

The Chief Executive and the Chief Financial Officer provided assurance to the Board prior to release of the Company’s 2018 financial year financial statements that, in their opinion:

•	the financial records of the Company for the financial year have been properly maintained in accordance with the Corporations Act 2001; and
•	the financial statements and notes for the relevant financial period comply with the accounting standards and give a true and fair view of the financial position and performance of the Group.

The opinions of the Chief Executive and the Chief Financial Officer were formed on the basis of a sound system of risk management and internal control which is operating effectively.

EXTERNAL AUDITOR

The Audit and Risk Committee’s policy is to appoint an external auditor who demonstrates quality and independence. The performance of the external auditor is reviewed annually and applications for tender of external audit services are requested as deemed appropriate, taking into consideration assessment of performance, existing value and tender costs. PwC was appointed as the external auditor in November 2007.

It is PwC’s policy to rotate audit engagement partners  on listed companies at least every five years. The current audit engagement partner was appointed on and from the year ended 30 June 2014.

An analysis of fees paid to the external auditors for the 2018 financial year is provided in note 18 to the Financial Report. There were no fees paid for non-audit services provided by the auditor. It is the policy of the external auditors to provide an annual declaration of their independence to the Audit and Risk Committee.

The external auditor will attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

PRINCIPLE 5.

MAKE TIMELY AND BALANCED DISCLOSURE

CONTINUOUS DISCLOSURE

The Company has a policy and procedures in place to ensure that it identifies and discloses any information concerning the Group that a reasonable person would expect to have a material effect on the price of the Company’s securities (price sensitive information) in accordance with the continuous disclosure requirements under ASX Listing Rule 3.1. The Company’s policy in relation to market disclosure and shareholder communications is available on the Mesoblast website.

The Company has established a Materials Review Committee which reviews all market announcements (other than routine administrative and financial announcements) to ensure they are factual, comply with legal obligations, do not omit material information, provide a balanced view, and are presented in a clear and concise way. The Materials Review Committee operates in accordance with its charter.

The Chief Executive, acting in conjunction with the Global Head of Corporate Communications, the General Counsel, the Company Secretary and the Materials Review Committee, is responsible for overseeing the disclosure of information to the ASX. The Company Secretary is responsible for coordinating the timely disclosure of information to the ASX. The Board’s approval and input is required in respect of certain disclosure matters as set out in the Company’s policy  on market disclosure and shareholder communications.

6 Mesoblast Limited Corporate Governance Statement 2018

All price sensitive information disclosed to the ASX is posted on the Mesoblast website as soon as possible after it is disclosed to the ASX. When analysts are briefed on aspects of the Group’s operations, the material used in the presentation is released to the ASX and posted on the Mesoblast website.

PRINCIPLE 6.

RESPECT THE RIGHTS OF SECURITY HOLDERS

COMPANY WEBSITE

The Company provides information about itself and its governance on its website at www.mesoblast.com.

INVESTOR RELATIONS

Mesoblast’s investor relations program involves scheduled and ad hoc interactions with institutional investors, private investors, sell-side and buy-side analysts to facilitate understanding of the Group’s business, corporate strategy, governance, financial and operational performance and prospects.

Further, shareholders can contact us at any time through the Group’s Investor Relations team. The contact details are available on www.mesoblast.com. The Board receives regular reports from our Chief Executive, Chief Financial Officer and our Global Head of Corporate Communications regarding feedback from shareholders and analysts. This ensures Directors are aware of concerns being raised giving them a good understanding of current market and shareholder views.

Where possible, the Company arranges for advance notification of significant group briefings (including, but not limited to, financial results announcements) and makes them widely accessible. Webcasts of analysts’ calls are generally available on our website (www.mesoblast.com).

SHAREHOLDER MEETINGS

The Board encourages full participation by shareholders at the Annual General Meeting to ensure a high level of Director accountability to shareholders and to enhance shareholders’ identification with the Group’s strategy and goals. The shareholders are requested to vote on matters such as the adoption of the Remuneration Report, the granting of securities to Directors and changes to the Constitution. Importantly, Mesoblast facilitates and encourages shareholder participation at the Annual General Meeting by providing a question forum at the meeting to address individual shareholder queries.

ELECTRONIC   COMMUNICATIONS

Mesoblast gives shareholders the option to receive communications from, and send communications to, Mesoblast and its security registry electronically.

PRINCIPLE 7.

RECOGNIZE AND MANAGE RISK

AUDIT AND RISK COMMITTEE

The Board is responsible for satisfying itself annually, or more frequently as required, that management has developed and implemented a sound system of risk management and internal control. Detailed work on this task is delegated to the Audit and Risk Committee and reviewed by the full Board. The Audit and Risk Committee is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems. They monitor the Group’s risk management by overseeing management’s actions in the evaluation, management, monitoring and reporting of material operational, financial, compliance and strategic risks. In providing this oversight of the Company’s risk management systems and practices, the committee:

•

reviews the framework and methodology for risk identification, the degree of risk the Company is willing to accept, the management of risk and the processes for auditing and evaluating the Group’s risk management system;

•	reviews Group-wide objectives in the context of the abovementioned categories of corporate risk;
•	reviews and, where necessary, approves guidelines and policies governing the identification, assessment and management of the Group’s exposure to risk;
•	reviews and approves the delegations of financial authorities and addresses any need to update these authorities on an annual basis; and
•	reviews compliance with agreed policies.

The committee recommends any actions it deems appropriate to the Board for its consideration. Details of the committee’s composition, structure and membership can be found under Principle 4 of this statement.

RISK MANAGEMENT FRAMEWORK

The Group’s internal risk management group, headed by the Chief Financial Officer, is responsible for    designing, implementing, monitoring and reporting on the Group’s management of material business risks,  and the effectiveness of the Group’s risk management and internal control system. The risk management group reports into the Audit and Risk Committee.

Risk and the risk management framework are reviewed at least annually by the Audit and Risk Committee.

Further detail on risks can be found in the ‘Risk Factors’ section (Item 3.D) on the Form 20-F contained within our Annual Report.

INTERNAL AUDIT FUNCTION

In light of the size and nature of the Company’s operations and activities, the Company has not established a formal separate internal audit function. The Company does have, however, a Quality Management Department with appropriate controls in place for monitoring and compliance of clinical and non-clinical studies as well as manufacturing operations.

Mesoblast Limited Corporate Governance Statement 2018 7

As part of our Nasdaq listing, we are required to comply with rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

To meet these requirements the Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s management conducted an assessment of the effectiveness of our internal control over financial reporting as of 30 June 2018 and has concluded that its internal control over financial reporting was effective as of 30 June 2018.

ECONOMIC, ENVIRONMENTAL AND SOCIAL SUSTAINABILITY

The Group monitors its exposure to risks, including economic, environmental and social sustainability risks.

In the 2016 financial year, Mesoblast undertook an analysis to identify economic, environmental and social sustainability issues which are material from the perspective of the Group and our stakeholders. An analysis was undertaken with the help of an external consultant and drawing on the Sustainability Accounting Standards Board’s (SASB) Biotechnology Accounting Standard, and the Global Reporting Initiative’s (GRI) G4 Guidelines for Sustainability Reporting. A range of potential issues was identified from these guidelines: Mesoblast’s internal and external communications; the disclosures of other companies in the sector; the media; and on-line research. These issues were prioritized based their impact on the Group’s business and key stakeholders.

Many of the issues are associated directly or indirectly with risks reported in the ‘Risk Factors’ section (Item3.D) on the Form 20-F contained within our Annual Report. At this stage the Board does not consider that the Group has any material exposure to any environmental or  social sustainability risk which is not disclosed through the ‘Risk Factors’ section.

PRINCIPLE 8.

REMUNERATE FAIRLY AND RESPONSIBLY

NOMINATION AND REMUNERATION COMMITTEE

As mentioned above in Principle 2, the Board has established a combined Nomination and Remuneration Committee. The Nomination and Remuneration Committee advises the Board on remuneration and incentive policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive Directors, other senior executives and non-executive Directors. Committee members receive regular briefings from an external remuneration expert on recent developments on remuneration and related matters. Details of the committee’s role and responsibilities, composition, structure and membership can be found under Principle 2 of this statement.

NON-EXECUTIVE DIRECTOR REMUNERATION POLICY

Non-executive Director remuneration consists of Director fees. It is proposed that the newly-appointed non-executive Directors be granted options (subject to approval of the 2018 Annual General Meeting)  and certain non-executive Directors were previously granted options as part of their remuneration, including during the 2015 financial year following authorization from shareholders at our 2014 Annual General  Meeting. These options were not subject to any performance hurdles or performance rights. Further, non-executive Director remuneration does not include any performance-based remuneration or bonuses. The issue of options to the non-executive Directors is not an annual or regular event.

Further information on non-executive Directors’ remuneration for the 2018 financial year, including principles used to determine remuneration, is set out in the Remuneration Report.

EXECUTIVE DIRECTOR AND SENIOR EXECUTIVES’ REMUNERATION POLICY

Executive remuneration consists of fixed pay, performance-based remuneration and equity-based remuneration, and is closely aligned to the success of the Group. Further information on Executive Director and senior executives’ remuneration for the 2018 financial year, including principles used to determine remuneration, is set out in the Remuneration Report.

SHARE TRADING POLICY

The Company has developed a share trading policy which governs the trading of the Company’s shares by Directors, employees and key consultants of the Company – who collectively are known as ‘Mesoblast Personnel’. Mesoblast Personnel are not permitted to trade in the Company’s securities during the following periods:

•	the period from 1 July until the preliminary announcement of the Group’s annual financial results plus 2 calendar days;
•	the period from 1 January until the announcement of the Group’s half year report plus 2 calendar days; and
•	other periods as advised by the Board from time to time.

In addition, no person is able to trade in the Company’s shares whilst in the possession of material inside information, and nor are they able to influence any other person with regard to trading in the Company’s shares.

The share trading policy prohibits Mesoblast Personnel from trading in the Company’s derivatives. This prohibition is in place to prevent such personnel from limiting their economic exposure to risk arising out of an element of remuneration which has not vested, or which has vested but remains the subject of a disposal restriction.

A copy of the Company’s share trading policy can be found at www.mesoblast.com.

8 Mesoblast Limited Corporate Governance Statement 2018